

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Via E-mail
Kent J. Thiry, Chief Executive Officer
DaVita Inc.
1551 Wewatta Street
Denver, Colorado 80202

   RE: **DaVita Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2010
        Filed February 25, 2011
        File No. 1-14106

Dear Mr. Thiry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Exhibit Index

1. In future filings, please revise your reference to Exhibit 10.1, Employment Agreement, and Exhibit 10.14, Amendment to Equity Award Agreement to incorporate by reference these exhibits, as they were not filed with the Form 10-K.

2. We note that Exhibit 10.62 is missing exhibits and/or schedules. Please confirm you will file this exhibit in its entirety with your next periodic report. This would include filing the Perfection Certificate as delivered at closing, rather than the form of the certificate.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds,
Assistant Director